UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Pet Express Supply, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

71581R 10 8

(CUSIP Number)

Mickey Elfenbein
c/o DigitalFX International, Inc.
3035 East Patrick Lane, Suite 9
Las Vegas, Nevada 89120
(702) 938-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

(Page 1 of 5)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71581R 10 8		Page 2 of 5 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DigitalFX International, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 920,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 920,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3% (1)
14		TYPE OF REPORTING PERSON* CO

(1)	Based on a total of 2,935,112 shares of the Issuer’s common stock issued and outstanding as of July 28, 2008.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Pet Express Supply, Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 59 West 19th Street, 6th Floor, New York, New York 10011.

Item 2. Identity and Background.

This statement is being filed by DigitalFX International, Inc., a Florida corporation (the “Reporting Person”). The principal business address of the Reporting Person is 3035 East Patrick Lane, Suite 9, Las Vegas, Nevada 89120. The Reporting Person markets proprietary communication and collaboration services, and social networking software applications, including video email, video instant messaging and live webcasting.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The closing (the “Closing”) of the transactions contemplated by that certain Share Exchange Agreement dated July 28, 2008 (“Exchange Agreement”), by and among the Company, the Reporting Person, and the other signatories to the Exchange Agreement, occurred on July 28, 2008. At the Closing, pursuant to the terms of the Exchange Agreement, the Company acquired all of the outstanding shares of the capital stock of C J Vision Enterprises, Inc. (the “Capital Stock”) from the Reporting Person and the other stockholders of C J Vision Enterprises, Inc. (collectively the “Stockholders”), and the Stockholders tendered all their shares of the Capital Stock to the Company. In exchange, the Company issued to the Stockholders 2,235,112 shares of Common stock, and, to one of the Stockholders, warrants to purchase 629,424 shares of Common Stock.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of Common Stock to which this Schedule 13D relates are held by the Reporting Persons as an investment.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company’s board of directors; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of July 28, 2008, the Reporting Person beneficially owned 920,000 shares of Common Stock, representing approximately 31.3% of the issued and outstanding shares of Common Stock. The aggregate percentage of shares of Common Stock held by the Reporting Person is based upon 2,935,112 shares of Common Stock issued and outstanding as of July 28, 2008.

The Reporting Person has the sole power to vote and dispose of the shares of Common Stock held by the Reporting Person.

Transactions by the Reporting Person in the Common Stock effected in the past 60 days are described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 7, 2008	/s/ Mickey Elfenbein
Mickey Elfenbein, Chief Operating Officer